Exhibit (a)(20)

June 27, 2012

Dear Stockholder:

On behalf of the Board of Directors of The Talbots, Inc. (the “Company”), we are pleased to inform you that on May 30, 2012, the Company entered into a definitive merger agreement (the “Merger Agreement”) to be acquired by TLB Merger Sub Inc. (the “Purchaser”), an affiliate of Sycamore Partners, L.P. and a direct, wholly-owned subsidiary of TLB Holdings LLC (“Parent”). Sycamore Partners, L.P. is a New York-based private investment firm specializing in consumer and retail investments. Pursuant to the terms of the Merger Agreement, the Purchaser commenced a tender offer on June 15, 2012 to purchase all of the outstanding shares of the Company’s common stock for $2.75 per share in cash, without interest.

Following completion of the tender offer, the Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation. In the merger, all shares of the Company’s common stock not purchased in the tender offer (other than shares held by stockholders who are entitled to and have properly exercised their statutory dissenters’ rights of appraisal under Delaware law and shares held by the Company, the Purchaser or Parent) will be automatically converted into the right to receive the same cash payment as in the tender offer, without interest and less any required withholding taxes.

After careful consideration, the Company’s Board of Directors has determined that the tender offer and the merger are advisable, fair to and in the best interests of the stockholders of the Company, and approved the Merger Agreement, the tender offer, the merger and the other transactions contemplated by the Merger Agreement.

Accordingly, the Company’s Board of Directors recommends that the Company’s stockholders accept the tender offer and tender their shares in the tender offer and, if required by applicable law, vote their shares for the adoption of the Merger Agreement and approve the merger and the other transactions contemplated by the Merger Agreement.

Accompanying this letter is a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9. Please read the enclosed materials carefully. You should act promptly, as the tender offer is scheduled to expire at 12:00 midnight, New York City time, on July 13, 2012, unless extended or earlier terminated.

On behalf of the Board of Directors and management of the Company, we thank you for your support.

Sincerely,

Gary M. Pfeiffer

Chairman of the Board of Directors